UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 19 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,308,250 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 36,194,690 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 52,259,325 (1)(4)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 52,259,325 (1)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 50.9% (1)(5)(6)(7)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999 (the “Dolby Administrative Trust”) and (ii) 1,308,150 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund (the “Dolby Family Fund”). Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust. Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 2,298,300 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”), (ii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 10,221,894 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 2,298,300 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (iv) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (v) 10,221,894 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) 924,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vii) 1,325,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (viii) 3,003,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (ix) 3,003,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (x) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (xi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (xii) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Dolby Administrative Trust, the Ray Dolby Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. Dagmar Dolby, as the Trustee of the Dolby Administrative Trust, has sole power to direct the voting of the shares held of record by the Dolby Administrative Trust. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Ray Dolby Trust, the Marital Trust, and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	The shares represented in Row 11 represent 90.8% of the total voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 64.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,298,300 shares of Class B Common Stock (8)(9)
	9.	Sole dispositive power 2,298,300 shares of Class B Common Stock (8)(9)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,298,300 shares of Class B Common Stock (8)(9)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.2% (8)(10)(11)(12)
14.	Type of reporting person (see instructions) OO

(8)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(9)	Consists of 2,298,300 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Ray Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(10)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(11)	Represents 4.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(12)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,674,496 shares of Class B Common Stock (13)(14)
	9.	Sole dispositive power 23,674,496 shares of Class B Common Stock (13)(14)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,674,496 shares of Class B Common Stock (13)(14)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.1% (13)(15)(16)(17)
14.	Type of reporting person (see instructions) OO

(13)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(14)	Consists of 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(15)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(16)	Represents 42.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(17)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 10,221,894 shares of Class B Common Stock (18)(19)
	9.	Sole dispositive power 10,221,894 shares of Class B Common Stock (18)(19)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 10,221,894 shares of Class B Common Stock (18)(19)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.0% (18)(20)(21)(22)
14.	Type of reporting person (see instructions) OO

(18)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(19)	Consists of 10,221,894 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 18.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 924,436 shares of Class B Common Stock (23)(24)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 924,436 shares of Class B Common Stock (23)(24)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9% (23)(25)(26)(27)
14.	Type of reporting person (see instructions) OO

(23)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(24)	Consists of 924,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(25)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(26)	Represents 1.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(27)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,325,283 shares of Class B Common Stock (28)(29)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,325,283 shares of Class B Common Stock (28)(29)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (28)(30)(31)(32)
14.	Type of reporting person (see instructions) OO

(28)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(29)	Consists of 1,325,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(30)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(31)	Represents 2.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(32)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,003,495 shares of Class B Common Stock (33)(34)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,003,495 shares of Class B Common Stock (33)(34)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9% (33)(35)(36)(37)
14.	Type of reporting person (see instructions) OO

(33)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(34)	Consists of 3,003,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(35)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(36)	Represents 5.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(37)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,003,171 shares of Class B Common Stock (38)(39)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,003,171 shares of Class B Common Stock (38)(39)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9% (38)(40)(41)(42)
14.	Type of reporting person (see instructions) OO

(38)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(39)	Consists of 3,003,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(40)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(41)	Represents 5.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(42)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 19 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (43)(44)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (43)(44)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (43)(44)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (43)(45)(46)(47)
14.	Type of reporting person (see instructions) OO

(43)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(44)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(45)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(46)	Represents 4.4% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(47)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (48)(49)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (48)(49)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9% (48)(50)(51)(52)
14.	Type of reporting person (see instructions) OO

(48)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(49)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(50)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(51)	Represents 3.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(52)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (53)(54)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (53)(54)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9% (53)(55)(56)(57)
14.	Type of reporting person (see instructions) OO

(53)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(54)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(55)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(56)	Represents 3.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(57)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 13 of 19 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100 shares of Class A Common Stock (58)(59)
	8.	Shared voting power None
	9.	Sole dispositive power 100 shares of Class A Common Stock (58)(59)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 100 shares of Class A Common Stock (58)(59)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (58)(60)(61)(62)
14.	Type of reporting person (see instructions) OO

(58)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(59)	Consists of 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust. Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust.
(60)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(61)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(62)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 14 of 19 Pages

1.	Names of reporting persons Ray and Dagmar Dolby Family Fund
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,308,150 shares of Class A Common Stock (63)(64)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,308,150 shares of Class A Common Stock (63)(64)
11.	Aggregate amount beneficially owned by each reporting person 1,308,150 shares of Class A Common Stock (63)(64)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (63)(65)(66)(67)
14.	Type of reporting person (see instructions) CO

(63)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(64)	Consists of 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund.
(65)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(66)	Represents 0.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(67)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 15 of 19 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,177,931 shares of Class B Common Stock (68)(69)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 7,177,931 shares of Class B Common Stock (68)(69)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.0% (68)(70)(71)(72)
14.	Type of reporting person (see instructions) IN

(68)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(69)	Consists of (i) 924,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 3,003,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(70)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(71)	Represents 12.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(72)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 16 of 19 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,620,322 (73)(74)
	8.	Shared voting power 36,194,690 shares of Class B Common Stock (73)(75)
	9.	Sole dispositive power 41,868 shares of Class A Common Stock (73)(76)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 43,815,012 (73)(74)(75)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.7% (73)(77)(78)(79)
14.	Type of reporting person (see instructions) IN

(73)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(74)	Consists of (i) 38,356 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after February 25, 2015, (iii) 1,325,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 3,003,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(75)	Consists of (i) 2,298,300 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (ii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, and (iii) 10,221,894 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(76)	Consists of (i) 38,356 shares of Class A Common Stock held of record by David E. Dolby and (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after February 25, 2015.
(77)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(78)	Represents 77.9% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(79)	Based on 51,511,456 shares of Class A Common Stock and 51,081,217 shares of Class B Common Stock outstanding on January 23, 2015.

Page 17 of 19 Pages

Explanatory Note:

This Amendment No. 13 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014 and Amendment No. 12 thereto filed with the Commission on October 14, 2014. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Ray Dolby Trust, (v) Dagmar Dolby, as Trustee of the Marital Trust, (vi) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vii) Dagmar Dolby, as Trustee of the Dolby Administrative Trust (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (xi) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xii) the Family LLC, (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, (xiv) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, and (xv) the Dolby Family Fund (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On February 25, 2015, the Ray Dolby 2011 Trust A transferred 757,947 shares of Class B Common Stock and the Ray Dolby 2011 Trust B transferred 761,205 shares of Class B Common Stock, in each case to the Marital Trust (such share transfers, collectively, “2011 GRAT 2015 Annuity Share Distributions”). Each of the Ray Dolby 2011 Trust A and the Ray Dolby 2011 Trust B is a grantor retained annuity trust (“GRAT”) whose trust instrument requires an annual annuity payment to the Marital Trust, and the 2011 GRAT 2015 Annuity Share Distributions were made in satisfaction of these annuity payment requirements and pursuant to the terms of each GRAT’s trust instrument. No Reporting Person paid or received any funds or other consideration in connection with the 2011 GRAT 2015 Annuity Share Distributions.

Also, on February 25, 2015, the Marital Trust transferred an aggregate of 733,316 shares of Class B Common Stock to the Dagmar Dolby Trust (the “Marital Trust Share Distribution”). The Marital Trust is required to distribute all net income to Dagmar Dolby, and the Marital Trust Share Distribution was made in partial satisfaction of the required income distribution and pursuant to the terms of the Marital Trust instrument. No Reporting Persons paid or received any funds or other consideration in connection with the Marital Trust Share Distribution.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The information set forth in Item 4 regarding the 2011 GRAT 2015 Annuity Share Distributions and the Marital Trust Share Distribution is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on October 14, 2014).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Page 18 of 19 Pages

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dolby Administrative Trust (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on September 11, 2014).

Exhibit 15:	Power of Attorney – Dolby Family Fund (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on October 14, 2014).

Page 19 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 27, 2015.

DAGMAR DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014		RAY AND DAGMAR DOLBY FAMILY FUND

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: President

DOLBY FAMILY ADMINISTRATIVE TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	*By:	/s/ Danielle Zaragoza
	Name: Dagmar Dolby		Danielle Zaragoza, on behalf of Shartsis Friese LLP,
	Title: Trustee		as Attorney-in-Fact